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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                            Z-TEL TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    988792107
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                               New York, New York
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 29, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE 1818 FUND III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    26,993,948
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        26,993,948
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    26,993,948
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        26,993,948
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      -0-
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    26,993,948
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        26,993,948
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         988792107
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
           NUMBER OF
            SHARES                      16,772
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH
           REPORTING                    26,993,948
            PERSON                 ---------------------------------------------
             WITH                  9    SOLE DISPOSITIVE POWER

                                        16,772
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        26,993,948
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

EXPLANATORY NOTE
----------------

            This Amendment No. 4 ("Amendment No. 4") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on November 20, 2000 (the "Original 13D"), as amended by Amendment No. 1 to Schedule 13D filed on July 12, 2001 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on August 9, 2001 ("Amendment No. 2") and Amendment No. 2 to Schedule 13D filed on August 26, 2004 ("Amendment No. 3"), relating to the common stock (the "Common Stock"), par value $.01 per share, issued by Z-Tel Technologies, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all of the common stock covered by Amendment No. 4 reflect a 1-for-5 reverse stock split of the Company's Common Stock (the "Stock Split") following the Exchange Offer, as if such split occurred prior to the dates of the events reported herein. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.

Item 1.     SECURITY AND ISSUER.

            No Change.

Item 2.     IDENTITY AND BACKGROUND.

            No Change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and supplemented by the addition of the following:

            On November 29, 2004, the Company consummated the exchange offer commenced on September 30, 2004, as amended (the "Exchange Offer"), to holders of its Series D Convertible Preferred Stock, 8% Convertible Preferred Stock, Series E (the

"Series E Preferred") and 12% Junior Redeemable Stock, Series G (the "Series G Preferred" and together with the Series E Preferred, the "Preferred Stock").

            Prior to the Stock Split and pursuant to the Exchange Offer, the Fund tendered 4,166,667 shares of the Series E Preferred at the exchange ratio of one share of Series E Preferred for 25.24216 shares of Common Stock and 125 shares of the Series G Preferred at the exchange ratio of one share of Series G Preferred for 161,469.40 shares of Common Stock. Under the Exchange Offer the Fund received, in exchange for the Preferred Stock tendered, 25,071,870 shares of Common Stock.

            No funds were used by the Fund to effect the tender of the Preferred Stock.

Item 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and supplemented by the addition of the following: Pursuant to the Exchange Offer, the Fund tendered all of the Preferred Stock it holds in the Company in exchange for Common Stock.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and supplemented by the addition of the following: On October 28, 2004, the Fund exercised the Series G Warrant according to its terms into 428,572 shares of Common Stock at a price of $.01 per share.

            Prior to the Stock Split and pursuant to the Exchange Offer, the Fund tendered 4,166,667 shares of the Series E Preferred and 125 shares of the Series G Preferred. Under the Exchange Offer the Fund received, in exchange for the Preferred Stock tendered, 21,035,135 shares of

Common Stock for the Series E Preferred and 4,036,735 shares of Common Stock for the Series G Preferred for a total of 25,071,870 shares of Common Stock.

            As of the date hereof, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 55,251,640 shares of Common Stock outstanding (as disclosed to the Fund by the Company on December 1, 2004), the number of shares of Common Stock the Fund, BBH, Long and Tucker are deemed to own and the percent of the outstanding shares of Common Stock are as follows:

                              SHARES                PERCENTAGE
                            ----------              ----------
       Fund                 26,993,948                 48.9%
       BBH                  26,993,948                 48.9%
       Long                 26,993,948                 48.9%
       Tucker               27,010,720                 48.9%


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

            No Change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2004


                                   THE 1818 FUND III, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner



                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner



                                   /s/ T. Michael Long
                                   --------------------------------------------
                                              T. Michael Long



                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                              Lawrence C. Tucker